EXHIBIT  20


              Other Documents or Statements to Security Holders




April 5, 1996



Dear Shareholder:

On behalf of the board, management, and staff at B&K, I am pleased to enclose the 1995 Annual Report for Britton & Koontz Capital Corporation. The bank enjoyed another year of solid profitability and growth. I invite you yo review the details in the financial report.

Later this month, you will be receiving your proxy card and statement in preparation for the annual shareholders' meeting which is scheduled for May 16, 3:30 p.m. in the bank's main office Community Room located at 500 Main Street.

I look forward to seeing you in May, and in the meantime, I hope you will call with any questions that you might have with regard to your investment in the bank.

Yours truly'


W. Page Ogden
President & CEO

Enclosure